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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

Commission File Number:  0-23224

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

             [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                          [ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: December 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    Great Lakes Aviation, Ltd.
Former Name if Applicable:
Address of Principal Executive Office:      1022 Airport Parkway
City, State and Zip Code:                   Cheyenne, Wyoming 82001

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

[X]   (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

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[X]   (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)      The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 cannot be completed within the prescribed time period, because the Registrant has been in the process of determining the accounting treatment of, and negotiating certain terms relating to, a complex financial restructuring. As a consequence, completion of the Registrant's financial statements has been delayed.

     For the reasons set forth above, the Registrant cannot timely file its Annual Report on Form 10-K without unreasonable effort or expense. The Registrant is working to complete the Form 10-K, and management believes that the Form 10-K will be filed on or before April 15, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Charles R. Howell          (307)            432-7000
     ---------------------      ---------        ------------
                (Name)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [_] Yes  [X] No


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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              Great Lakes Aviation, Ltd.
     ------------------------------------------------
       (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003

                                       Great Lakes Aviation, Ltd.

                                       By /s/ Charles R. Howell
                                          --------------------------------------
                                          Charles R. Howell
                                          Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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